[Marathon Oil Corporation Letterhead]

May 18, 2009

Chris White
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 7010
Washington, DC 20549

Re:	Marathon Oil Corporation
Form 10-K for Fiscal Year Ended December 31, 2008
Filed February 27, 2009
File No. 1-5153

Dear Mr. White:

This is to confirm your voicemail message to me received on Friday, May 15, 2009, in which you granted Marathon an extension of time to file its response to the SEC comment letter dated May 7, 2009. Marathon intends to file its response on or before Friday, May 29, 2009. The additional time is required in order to gather the relevant information necessary to respond to the SEC’s comments.

Please call the undersigned at 713-296-2535, if you have any questions regarding this submission.

Very truly yours,

/s/ Richard J Kolencik

Richard J. Kolencik
Senior Group Counsel and Assistant Secretary